1. Name and Address of Reporting Person
   Tucker, Terry L.
   1510 Country Club Drive
   Warsaw, IN 46580
2. Issuer Name and Ticker or Trading Symbol
   Lakeland Financial Corporation (LKFN)
3. IRS or Social Security Number of Reporting Person (Voluntary)
4. Statement for Month/Day/Year
   04/28/2003
5. If Amendment, Date of Original (Month/Day/Year)
6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director                   ( ) 10% Owner
   ( ) Officer (give title below) ( ) Other (specify below)
7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

TABLE I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
+------------------------------+----------+----------+---------+--------------------------+--------------+-----------+------------+
|1. Title of Security          |2. Trans- |2A.Execu- |3. Trans-|4. Securities Acquired (A)|5. Amount of  |6. Owner-  |7. Nature   |
|                              |   action |   action |   action|   or Disposed of (D)     |Securities    |   ship    |   of In-   |
|                              |   Date   |   Date   |   Code  |                          |Beneficially  |   Form:   |   direct   |
|                              |          |          |         |                          |Owned         |   Direct  |   Bene-    |
|                              |  (Month/ |  (Month/ |         |                          |Following     |   (D) or  |   ficial   |
|                              |   Day/   |   Day/   +-----+---+-----------+---+----------+Reported      |   Indirect|   Owner-   |
|                              |   Year)  |   Year)  |Code |V  |Amount     |A/D|Price     |Transaction(s)|   (I)     |   ship     |
+------------------------------+----------+----------+-----+---+-----------+---+----------+--------------+-----------+------------+

TABLE II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
+----------+--------+-------+-------+---------+-----------+---------------------+----------------+----------+-------+-------+------+
|1.        |2.      |3.     |3A.    |4.       |5.         |6.                   |7.              |8.        |9.     |10.    |11.   |
|          |        |       |       |         |           |                     |                |          |Number |Owner- |      |
|          |        |       |       |         |           |                     |                |          |of     |ship   |      |
|          |        |       |       |         |           |                     |                |          |Deriv- |Form of|      |
|          |        |       |       |         |           |                     |Title and Amount|          |ative  |Deriv- |      |
|          |        |       |       |         |           |                     |of Underlying   |          |Secur- |ative  |Nature|
|          |Conver- |Trans- |Execu- |         |Number of  |                     |Securities      |          |ities  |Secur- |of    |
|          |sion or |action |tion   |         |Derivative |Date Exercisable     +-------+--------+          |Benefi-|ity:   |In-   |
|          |Exercise|Date   |Date   |         |Securities |and Expiration Date  |       |Amount  |          |cially |Direct |direct|
|          |Price of|       |       |Transac- |Acquired(A)|(Month/Day/Year)     |       |or      |          |Owned  |(D) or |Bene- |
|Title of  |Deriv-  |(Month/|(Month/|tion Code|Disposed(D)+----------+----------+       |Number  |Price of  |       |In-    |ficial|
|Derivative|ative   | Day/  | Day/  +------+--+-----+-----+Date Exer-|Expira-   |       |of      |Derivative|       |direct |Owner-|
|Security  |Security|Year)  |Year)  |Code  |V |(A)  |(D)  |cisable   |tion Date |Title  |Shares  |Security  |       |(I)    |ship  |
+----------+--------+-------+-------+------+--+-----+-----+----------+----------+-------+--------+----------+-------+-------+------+
Stock       $13.5                                                     06/13/2010 Common                      500     D
Options                                                                          Stock
(Right to
buy)
Stock       $13.625                                                   01/09/2011 Common                      1000    D
Options                                                                          Stock
(Right to
buy)
Stock       $15.125                                                   02/08/2010 Common                      600     D
Options                                                                          Stock
(Right to
buy)
Stock       $19.4375                                                  02/09/2009 Common                      575     D
Options                                                                          Stock
(Right to
buy)
Stock       $28                                                       05/10/2008 Common                      925     D
Options                                                                          Stock
(Right to
buy)
Phantom     $0                                                        01/01/2003 Common                      4378.2  D
Stock                                                                            Stock
Phantom     $0                                                        01/07/2013 Common                      297.3   D
Stock                                                                            Stock
Phantom     $0                                                        01/28/2013 Common                      33.8    D
Stock                                                                            Stock
Phantom     $0F1     04/28/2         A         33.7        04/28/2003 04/28/2013 Common  33.7     $26.4700   33.7    D
Stock                003                                   F2         F3         Stock

Explanation of Responses:

<F1>
Each phantom stock unit exersises into 1 share of Common Stock.
<F2>
Phantom stock is exercisable after the directors' retirement as a Board member.
<F3>
Phantom shares expire after the directors' retirement as a Board member.

SIGNATURE OF REPORTING PERSON
/s/ Teresa A. Bartman, Attorney-in-fact

DATE
04/29/2003